UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Intevac, Inc.
(Name of Subject Company)

Intevac, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

461148108

(CUSIP Number of Class of Securities)

Nigel Hunton
President and Chief Executive Officer
3560 Bassett Street
Santa Clara, California 95054
(408) 986-9888
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard C. Blake
Erika M. Muhl
Douglas K. Schnell
Broderick K. Henry
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2025, by Intevac, Inc., a Delaware corporation (“Intevac”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), and Irvine Acquisition Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagate (“Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Intevac. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Seagate and Purchaser with the SEC on March 3, 2025, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Intevac.

Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings given to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 3, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. This Amendment No. 3 should be read in conjunction with the Schedule 14D-9, and the Schedule 14D-9 should be read in its entirety.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following new section immediately prior to the section captioned “Forward-Looking Statements”:

“Final Results of the Offer and Completion of the Merger

The Offer expired one minute after 11:59 p.m. Eastern Time, on March 28, 2025 (such date and time, the “Expiration Time”). Computershare, in its capacity as depositary for the Offer, advised that, as of the Expiration Time, a total of 23,968,013 Shares were validly tendered and not validly withdrawn pursuant to the Offer, which Shares represent approximately 87.95% of the Shares outstanding as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, satisfied the Minimum Condition. After the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As the final step of the acquisition process, Seagate completed its acquisition of Intevac by consummating the Merger on March 31, 2025, in accordance with Section 251(h) of the DGCL without a vote of Intevac’s stockholders. At the Effective Time of the Merger, Purchaser was merged with and into Intevac, the separate existence of Purchaser ceased, and Intevac continued as the Surviving Corporation and an indirect wholly owned subsidiary of Seagate. Each issued and outstanding Share (other than (i) Shares that were owned by Intevac or held in the treasury of Intevac, (ii) Shares then held by Seagate or Purchaser, (iii) Shares then held by any wholly owned subsidiary of Seagate (other than Purchaser) or any wholly owned subsidiary of Intevac and (iv) Shares with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such shares in accordance with Section 262 the DGCL) was converted automatically into and thereafter represent only the right to receive the Offer Consideration.

As a result of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Global Select Market. Seagate and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Intevac’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTEVAC, INC.

By:	/s/ James C. Lee
James C. Lee
President

Date: March 31, 2025